Exhibit 99.2

NWT URANIUM CORP.

Management’s Discussion and Analysis
For the six months ended June 30, 2010

GENERAL

This Management Discussion and Analysis (“MD&A”) of the financial results of NWT Uranium Corp. (“NWT”) and its subsidiaries (collectively, the “Company”) for the second quarter ended June 30, 2010 should be read in conjunction with the audited consolidated financial statements of NWT and the notes thereto. This discussion covers the most recently completed quarter and the subsequent period to August 27, 2010.

The interim unaudited consolidated financial statements of NWT and the notes thereto for the second quarter ended June 30, 2010 have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These documents, along with others published by the Company, are available on SEDAR at www.sedar.com. All dollar amounts are stated in Canadian dollars unless otherwise noted.

The Company is in the process of developing an exploration program for its property in Quang Tri province in Vietnam for exploration of mineral resources and has not yet determined whether the property contains economically recoverable reserves. The recovery of the amounts for this property and related deferred expenditures are dependent on the ability of the Company to obtain necessary financing, if required, to complete the exploration and development of its property and upon future profitable production or proceeds from the disposition of such properties, and has not yet determined whether the properties contain economically recoverable reserves.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results and performance of the Company to be materially different from those expressed or implied by such forward-looking statements. Readers are advised to consider such forward-looking statements while considering the risks set forth later in this MD&A.

The Company assumes no obligation to publicly release any revision to any forward-looking statements contained in this MD&A, except as required by law.

DESCRIPTION OF THE BUSINESS

NWT was incorporated under the laws of the Province of Ontario, Canada by articles of incorporation on September 26, 2003 and NWT’s outstanding common shares became publicly listed on March 19, 2004 on the TSX Venture Exchange under the symbol “NWT”. Subsequently, the outstanding common shares of the company were listed on the OTCBB under the symbol “NWURF” and on the Frankfurt Exchange.

NWT is an exploration stage company. The Company has interests in several other publicly traded junior mining companies through which it has exposure to several prospective properties. The properties are at the exploratory stage and thus non-producing and consequently do not generate operating income or cash flow from operations at this time. The Company may be dependent on additional equity or debt capital or divestitures to finance its activities.

The Company’s near term goal is to raise its global portfolio of mining property assets by continuing to locate prospective properties in Vietnam and Europe in order to acquire new properties for exploration.

In the longer term, NWT is seeking out properties which could contain significant value for shareholders. These prospective properties are located across the globe including, but not limited to, South America, Asia, and Africa. Acquiring properties involves either direct acquisition of exploration rights from governments, earn-in option agreements, or interests in other companies.

For direct acquisition of exploration rights from governments, upon completion of due diligence and technical review by advisors and management, the company will submit a proposal to the government and legislated bodies in charge of issuing permits to obtain licenses with respect to required work commitments. The time periods involved with this activity vary with each jurisdiction.

For acquisition of properties through earn-in option agreements or interests in other companies, the Company will enter into agreements only upon completion of due diligence and technical review by the board of directors, advisors and management.

NWT may also enter into Joint Venture agreements for properties in order to distribute risk amongst multiple companies, or to gain the expertise of companies.

Upon potential completion of a successful exploration program, the property may go towards the next step to prepare for production. The process generally involves new mining permits, and may require the outlay of significant resources.

NWT currently has two wholly-owned subsidiaries, Northwest Mineral Mexico, S.A. de C.V. and Niketo Co. Ltd. (“Niketo”).

GENERAL UPDATE

The Company intends to raise its global portfolio of mining property assets by looking to acquire assets in Asia by leveraging current relationships. Recently, management has looked into several properties in Europe as well.

Over the past year, NWT has made significant progress in Vietnam.

In September 2009, NWT was invited to join in several meetings held by a delegation of Vietnamese officials, led by the Deputy Prime Minister of Vietnam. After studying numerous properties, NWT has successfully managed to narrow down its selection to a few properties the Company deems valuable.

On February 5, 2010, the Company was granted approval to conduct preliminary survey and exploration of the minerals in Quang Tri province in Vietnam, covering an area of approximately 1,500 square kilometers. The Company is completing preliminary investigations on the property to confirm historical resource data. It is anticipated that there are copper, gold, iron ores and other mineral reserves on this property.

NWT is currently looking into several other properties and companies in Vietnam for the purposes of exploration or collaboration on exploration properties.

NWT continues to negotiate with high level government officials as well as government mining ministry officials on NWT’s involvement in Vietnam to build value in the country that goes beyond exploration and the future extraction of just a few properties. The management team has met with Vietnamese officials as well as a delegation lead by the chairman of the Vietnam Atomic Energy Commission and continues its discussion of NWT’s future involvement.

OVERALL PERFORMANCE

The Company is in the process of developing an exploration program for its property in Quang Tri province in Vietnam for exploration of mineral resources. Due to the coordination required with the Vietnamese authorities, it is expected that the program will be complete before the end of the year.

On March 17, 2010, the Company received dividends in the amount of $12,160,467 (GBP£8,112,670). The parent company received $1,976,932 (GBP£1,284,041) and Niketo received $10,183,535 (GBP£6,828,629) from Niger Uranium.

On May 7, 2010, the shareholders of Niger Uranium Limited approved a special dividend in specie of Kalahari Minerals Plc. shares (a publicly traded company on the AIM exchange). The Company received 3,837,977 shares in Kalahari Minerals Plc. (valued at $9,823,065 (GBP£6,390,232)). The parent company received 611,511 shares and Niketo received 3,226,466 shares. During the quarter ended June 30, 2010, Niketo sold 2,125,939 of the shares acquired for gross proceeds of $5,941,242, resulting in a gain of $500,033.

RESULTS OF OPERATIONS

The net income from operations for the quarter ended June 30, 2010 was $7,452,961 ($0.06 per share on a diluted basis) compared to a loss of $636,395 ($0.01 per share) for the three month period ending June 30, 2009. The income in the current period was due to the receipt of the special dividend of Kalahari Minerals, Plc. shares from the company’s holding of Niger Uranium, and the subsequent sale of a portion of the Kalahari Minerals Plc shares by NWT’s wholly owned subsidiary, Niketo.

Interests in Mining Companies and Mineral Properties transferred

Niger Uranium Limited

On June 4, 2007, NWT entered in to a Joint Venture Agreement with UraMin inc. (“UraMin”), an arm’s length party, which was subsequently acquired by Areva NC, to form a new corporation called Niger Uranium Limited to conduct an exploration program on a total of eight highly prospective uranium concessions in Niger.

On July 26, 2007, NWT and UraMin announced that they had completed the Joint Venture Agreement by forming Niger Uranium. Furthermore, NWT and UraMin contributed a total of eight uranium concessions to Niger Uranium SA, a wholly-owned subsidiary of Niger Uranium.

On August 1, 2007, Niger Uranium completed a private placement to raise gross proceeds of US$19 million ($20,244,500), 9,515,000 UK pound sterling), with Haywood Securities (UK) Ltd. as agent. In the financing, Niger Uranium issued 19,090,000 shares at a price of 0.50 UK pound sterling per share. Cash commission of 6% was paid on gross proceeds together with 1,145,400 broker warrants, each entitling the holder to acquire shares of Niger Uranium at a price of 0.50 UK pound sterling per share for a period of two years. On closing, the private placees held a total of 23% of Niger Uranium consisting of 19,090,000 shares. NWT maintained a 38.5% interest consisting of 31,955,000 shares. UraMin’s 38.5% equity stake, which consisted of 31,955,000 shares, was distributed to its shareholders due to the purchase of UraMin by Areva NC. Niger Uranium had issued a total of 83,000,000 shares as of December 31, 2007.

On March 20, 2008, Niger Uranium agreed to acquire up to 27,680,000 shares of Kalahari Minerals PLC (“Kalahari”), an AIM-listed corporation with assets in Namibia, which would represent 17.5% of Kalahari, upon completion of a Kalahari private placement. The purchase price was 12,400,000 UK pounds sterling ($24.96 million), satisfied through a cash payment of 7,470,000 UK pounds sterling ($15 million) from Niger Uranium's existing cash balances, and the issuance of 17,000,000 Niger Uranium shares from treasury.

On April 21, 2008, Niger Uranium agreed to acquire up to 8,842,000 shares of UrAmerica, a private company with uranium exploration prospects in Argentina, Paraguay and Columbia, which upon completion would represent 33.58% of UrAmerica . The purchase price was US$11.5 million ($12,195,750), satisfied through a cash payment of US$2.5 million ($2,651,250) and an initial issuance of 4,664,306 shares of Niger Uranium, which resulted in ownership of 4,421,000 shares of UrAmerica. The purchase of the remaining 4,421,000 shares of UrAmerica was related to warrants which could be exercised within a two year period at an estimated cost of US$7.2 million ($7,635,600).

On March 17th, 2010, the Company received dividends, through direct ownership and through its wholly-owned subsidiary in the amount of $12,160,467.

On May 7, 2010, the received a special dividend in specie of Kalahari Minerals Plc. shares. The Company received 3,837,977 shares in Kalahari Minerals Plc. (valued at $9,823,065 (GBP£6,390,232)). The parent company received 611,511 shares and Niketo received 3,226,466 shares.

NWT’s holdings represent approximately 34% of Niger Uranium’s 117,504,300 outstanding shares. As of June 30, 2010, this represented a liquid market value of $3,156,002.

Azimut Exploration

On July 9th 2009, NWT entered a termination agreement on its option agreements for North Rae and Daniel Lake with Azimut Exploration. In accordance with the terms of the termination agreement, 1,800,000 shares in the Capital stock of Azimut Exploration were delivered to NWT on July 27th, 2009, giving NWT a 9.4% interest in Azimut Exploration at the time. NWT feels this is a positive transaction as it gives it one of the largest interests in the common shares of Azimut Exploration, one of the largest claims holder in Quebec with a diverse portfolio of properties. NWT will thus avoid an intensive and expensive work program on the properties, at the same time sharing in the upside of the properties as well as others held by Azimut.

Azimut Exploration Inc. is a Canadian mineral exploration company trading on Toronto's TSX Venture Exchange. Its objective is to discover major ore deposits using an innovative targeting methodology combined with considerable exploration know-how.

Azimut's portfolio includes 23 exploration properties in Quebec for uranium, gold, rare earths, chromium and platinum group metals. The properties represent about 20,000 claims (approximately 10,000 km2 or about 10% of the provincial total), making it the largest claim-holder in this mining-friendly province.

For more information see www.azimut-exploration.com.

As of June 30, 2010, the shares held by the company in Azimut represented a liquid market value of $1,152,000.

Canada - North Rae property

On March 2, 2006, the Company signed a Letter of Intent to acquire a controlling interest in a uranium project located in the Ungava Bay region of northern Quebec, Canada from Azimut Exploration Inc. (“Azimut”). The North Rae Uranium Project consists of three blocks representing 668 claims with a total area of 298.9 square kilometres or 73,835 acres (29,880 hectares).

The Company entered into an option agreement with Azimut in respect of the property on January 9, 2007. In addition, on January 24, 2007, the Company and Azimut entered into the Daniel Lake Option Agreement, the property referred to below, following the North Rae property.

Under the terms of the North Rae agreement, the Company could earn an initial 50% in the North Rae property by incurring $2.9 million in work expenditures, paying $210,000 cash (of which, $80,000 has been paid to date) and the issuance of 150,000 common shares of NWT (issued and valued at $134,500) over the next five years. The terms allowed for NWT to subsequently increase its interest to 65% by making cash payments totaling $100,000, issuing an additional 100,000 common shares of NWT, incurring $1.0 million ($200,000/year) in work expenditures over the next five years and delivering a bankable feasibility study. Azimut would retain a 2% yellow cake royalty.

On July 7, 2008, Azimut and NWT entered into an agreement to terminate each of the option agreements (the “Termination Agreement”). The termination of the option agreements was conditional upon Azimut making a cash payment within 90 days of the Termination Agreement to NWT of $4,000,000, which Azimut planned to finance by way of an equity financing, as well as issuing 1,100,000 common shares of Azimut to NWT. The shares to be issued to NWT would be subject to a one-year contractual hold period commencing on the date of issuance. In the event that Azimut was unable to satisfy these conditions, the Termination Agreement was to be of no further force or effect and the current option agreements would remain in force. All of the exploration expenditures incurred by Azimut during the period following July 7, 2008, were to be attributable to NWT as earned-in exploration costs, though incurred by Azimut. The share issuance and the termination of the option agreements were conditional on the receipt of approval of the TSX Venture Exchange.

On November 7, 2008, the Company agreed to extend to December 31, 2008 the closing date for completing the transaction contemplated in the Termination Agreement. The Termination Agreement expired on December 31, 2008 as Azimut did not fulfill its obligations as of that date.

NWT Uranium incurred $967,855 in exploration expenditures on the property during 2006, $2,364,812 during 2007 and $232,189 during 2008 and $57,636 in 2009. As part of the Termination Agreement, exploration expenditures of $1,135,337 were also deemed to be incurred by NWT for 2008 for the purposes of the earn-in under the terms of the North Rae option agreement. These exploration expenditures were conducted and paid for by Azimut. These were expenditures budgeted to be incurred by NWT Uranium for 2008 exploration. However, as part of the negotiations with Azimut in regards to the termination agreement, Azimut would take responsibility to incur these expenditures for 2008. In the case that the transaction did not close, the exploration costs incurred by Azimut would be credited towards NWT’s earn-in. NWT has fulfilled all of its obligations of cash payments and share issuances to Azimut according to the North Rae option agreement.

Canada - Daniel Lake property

On January 24, 2007, the Company entered into a definitive option agreement (“Daniel Lake Option Agreement”) with Azimut to expand its uranium project in the Ungava Bay region of northern Quebec. Under the terms of the Daniel Lake Option Agreement, NWT may acquire a controlling interest in a third property that is contiguous with the North Rae Uranium Project discussed above. This new property, the Daniel Lake Uranium Project, consists of an additional two blocks representing 862 claims with a total area of 390.3 km2 or 96,445 acres (39,030 hectares).

Under the terms of the Daniel Lake Option Agreement, NWT will pay $230,000 in cash installments over a four-year period and issue 200,000 common shares of NWT (100,000 common shares issued and valued at $37,500 upon signing the Daniel Lake Option Agreement and 100,000 shares issued on the first anniversary thereof). An initial payment of $50,000 was due within 15 days of the Daniel Lake Option Agreement (which amount has been paid) and $30,000 was payable and paid upon the first anniversary thereof. Per the agreement, NWT was required to spend a total of $2.6 million in exploration expenditures on the property in tranches over five years, of which the Company had committed to incur expenditures of $300,000 during the first year of the Daniel Lake Option Agreement (of which, $227,000 was incurred in fiscal 2007) to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% yellow cake royalty. Shares are to be issued in two stages with 100,000 common shares to be issued upon the first anniversary of the Daniel Lake Option Agreement (subject, in each case, to TSX Venture Exchange approval). NWT can subsequently increase its ownership to 65% by issuing an additional 100,000 common shares and paying an additional $150,000 in cash over an additional five years. To earn its 65% interest, NWT must also incur a minimum additional $1.0 million in exploration expenditures over five years and produce a bankable feasibility study during the five-year period, subject to extension in certain circumstances. In the event NWT does not elect to increase its interest in the property up to 65% once it has fully exercised its 50% option, it is required to pay Azimut a final cash payment of $100,000.

On January 11, 2008, 100,000 common shares of NWT valued at $59,000 were issued to Azimut to comply with the terms of the Daniel Lake Option Agreement.

The Daniel Lake property is part of the Termination Agreement referred to above in the North Rae Property description.

As the operator at the time, NWT commenced exploration activities on Daniel Lake in June 2007 including airborne geophysics and reconnaissance prospecting. A total of 15 rock grab samples were collected from two main 1,640-foot (500-meter) long anomalous areas that were identified using preliminary data from a 2007 airborne survey conducted by Geo Data Solutions Inc. (GDS). Of the 15 samples, five returned values above 0.02% uranium with a maximum value of 0.65% uranium. The anomalous pegmatite dykes have been followed over a length of 800 meters. Final results from the GDS airborne survey confirm that the Daniel Lake Uranium Project has similar geophysical characteristics and uranium potential as the adjoining North Rae property.

NWT Uranium incurred $404,590 in expenditures during 2007 and $142,296 during 2008 and $45,798 during 2009. As part of the Termination Agreement, exploration expenditures of $423,185 were deemed to be incurred by NWT for 2008 for the purposes of the earn-in under the terms of the Daniel Lake Option Agreement. These exploration expenditures for 2008 were conducted and paid for by Azimut. NWT has fulfilled all of its obligations of cash payments and share issuances to Azimut according to the agreement.

Combined Ungava Region (Daniel Lake & North Rae) Region property results for 2008

The North Rae and Daniel Lake properties consist of a total of 2,825 claims covering 1,267 km2. After preliminary exploration of the lake sediment anomalies was completed in 2006, the 2007 field program has used the 2006 airborne magnetic and radiometric survey and lead to the discovery of 9 mineralized areas (Amitujaq, Aqpiq, Cirrus, Ilaluga, Jonaz, Puqila, Tasialuk, Tasiq, Torrent). Each mineralized zone has returned clusters of grab samples with +0,1%U308. Three of these zones were tested by drilling with a total metrage of 560 m, mostly on Tasialuk and Tasik zones, and a short hole (44,7m) on Jonaz. The highest value obtained was 752 ppm U3O8/1m.

In 2008, Azimut operated and funded the exploration program in accordance with the Termination Agreement, with total expenses of approximately $1,550,000. Summer fieldwork was conducted by IOS Services Géoscientifiques Inc. of Saguenay, Quebec and results are pending.

The exploration program consisted of additional reconnaissance of the 2007 airborne radiometric anomalies. A total of 1,355 grab samples were collected, mapping of mineralized zones (Jonas, Aqpiq, Cirrus and Puqila zones), with new airborne survey program on the North Rae property that almost completed the property’s coverage and shows new anomalous areas still to be explored. According to Azimut, the drilling program planned for 2008 (12 holes totalling 320 m) had to be stopped due to repeated mechanical breakdowns of the rig. At Puqila, two incomplete holes delivered results of 270 ppm U3O8 over 5.2 m from 0.65 m to 5.85 m (total of 13.9 m drilled in hole DDH-08-01) and 70 ppm U3O8 over 9.2 m starting from surface (23.7 m drilled in hole DDH-08-02).

All rock samples were assayed at the Saskatchewan Research Council Laboratory in Saskatoon, an ISO-IEC 17025 accredited facility.

The potential for uranium ore body on the North Rae and Daniel Lake properties is also emphasised by the current exploration program performed by Areva SA on its nearby Cage property, with the 2006 program report now available on the Le Ministère des Ressources naturelles et de la Faune (MRNF – Quebec mines ministry) http://www.mrnf.gouv.qc.ca/.

NWM Mining Corporation

On 29th September, 2009, NWT participated in a private placement financing for NWM Mining Corp (“NWM”). The transaction involved subscribing to 7,500,000 common share units for total proceeds of $450,000; price per unit was $0.06, with each unit consisting of one common share and common share warrant. NWM is commissioning a SART (Sulphidation Acidification Recycling Thickening) plant and ADR circuit at the past producing Lluvia de Oro gold mine. NWM has assembled by option, purchase agreement and staking, a ground package totaling 5,074.52 hectares in the area around and to the west of the mine. This claim area covers 2 known gold ore bodies that are separated by 3.5 km. NWM has combined two mineral properties; the past producing Lluvia de Oro gold mine and La Jojoba gold resource, and has secured exploration rights to the surrounding ground with a view to developing a district level gold project.

Subsequent to this transaction, NWT sold its drill at Ungava Bay for $300,000 to NWM.

Lluvia-Jojoba Project

The Lluvia-Jojoba project consists of 2 gold ore bodies with total combined claim area of 5,075 Ha. The property has been a past producing gold mine & has a refurbished plant onsite. Copper recovery plant (SART circuit) will provide economic credit for copper, materially improve project economics and reduce the environmental footprint of operations.

Lluvia de Oro Gold Mine

After several years of pursuing mining claims at the Lluvia de Oro gold mine, and after securing operating access to and purchase rights for those claims, NWM Mining Corporation ("NWM") is now starting commercial production at the mine. This will establish NWM as a gold and copper producer and will provide a cash flow for developing the Company’s projects in Mexico.

La Jojoba Gold Resource

The La Jojoba property is comprised of 4 claims totaling 528.9 hectares. At a cutoff grade of .3 (g/t) an NI 43-101 measured and indicated resource on the northeast zone contains some 218,808 oz. of gold. The La Jojoba property is located 3.5 km west of the Lluvia de Oro mine. NWM has staked the ground around and between La Jojoba and Lluvia de Oro, and has mineral rights in the area totaling some 5,075 hectares.

Sierra Pinta Gold Mine

The Sierra Pinta gold mine was developed on two shafts (Dolores shaft / La Pinta shaft). The shafts were sunk along narrow, high-grade, gold bearing veins. The property titled by NWM includes the past producing underground gold mines and surrounding areas. NWM has a combined total ground holding of some 2,715 hectares. This property is located approximately 25 km from La Herradura gold mine which is Mexico’s largest producing gold mine and is a joint venture between Industriales Penoles and Newmont Mining Corp (NYSE: NEM). The ‘Penmont joint venture’ has been responsible for the discovery of two new ore bodies in recent years, dipolos and soledad, and these deposits are also now being progressed toward production.

PII Colorado Exploration Project

In 2005, following the recommendations set forth by S. Sears (43-101 Report, October, 2004), NWM embarked on an exploration program consisting of detailed geological mapping, soil and rock geochemistry, ground geophysics and the initiation of a 3,000 meter diamond drill program.

As of June 30, 2010, the shares held by the company in NWM represented a liquid market value of $712,500.

SUMMARY OF QUARTERLY RESULTS

			2010
			June 30	March 31
			$	$
Net Income/(loss) for the period			7,452,961	10,787,695
Net Income/(loss) per share (2)			0.06	0.08
Total assets			32,118,162	32,415,711
Shareholders' equity			30,781,573	32,297,971

	2009
	December 31	September 30	June 30	March 31
	$	$	$	$
Net Income/(loss) for the period	904,571	(4,270,075)	(636,395)	(785,984)
Net Income/(loss) per share (1)	0.00	(0.03)	(0.01)	(0.01)
Total assets	30,258,114	32,138,744	32,618,565	30,147,254
Shareholders' equity	30,118,998	25,859,587	27,351,739	25,697,558

	2008
	December 31	September 30	June 30	March 31
	$	$	$	$
Net Income/(loss) for the period	(273,785)	(1,589,706)	(466,745)	(460,575)
Net Income/(loss) per share (1)	-	(0.01)	-	-
Total assets	18,120,248	31,524,794	35,123,372	35,637,746
Shareholders' equity	17,284,107	30,102,734	31,328,737	31,689,330

(1)	Loss per share remains the same on a fully diluted basis

(2)	Diluted earnings per share

The income in the first quarter of 2010 is attributable to dividends distributed by Niger Uranium from the proceeds of the sale of its partial stake in the publicly traded company Kalahari Minerals Plc. Accordingly, since much of the value of Niger Uranium was based on the holding of these shares in Kalahari Minerals, Plc., a significant decrease in share price occurred subsequent to the distribution of the shares.

The income in the second quarter of 2010 is attributable to the receipt of the special dividend of Kalahari Minerals, Plc. shares from the company’s holding of Niger Uranium, and the subsequent sale of a portion of the Kalahari Minerals, Plc. shares by NWT’s wholly owned subsidiary, Niketo.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2010, the Company had cash of $22,384,752 (June 30, 2009 - $6,466,795) and working capital of $21,376,689 (June 30, 2009 - $8,146,521). Management of the Company believes that it has sufficient funds to pay its ongoing work commitments, administrative expenses and its liabilities for the ensuing period as they fall due.

The Company has no long-term contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

For the three and six months ended June 30, 2010, the Company incurred $949,153 and $1,053,146 respectively (three and six months ended June 30, 2009 - $112,160 and 197,156) for consulting and directors' fees paid to directors and officers of the Company. The entire amount has been expensed in the statements of operations. Included in accounts payable and accrued liabilities at June 30, 2010 is $34,663 (December 31, 2009 - $49,170) owing to these related parties.

A loan receivable was issued during fiscal 2009 to a consultant of the Company in the amount of US$201,000. This consultant provides consulting services related to the acquisition of properties in Asia, among other things. The loan was provided for temporary housing and office space. As at June 30, 2010, US$196,126 was outstanding.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

OUTSTANDING SHARE DATA

As of the date of this report, NWT has an unlimited number of common shares authorized for issuance, with 126,131,342 common shares issued and outstanding. The Company currently has 11,800,000 options outstanding, all of which are have vested and are exercisable.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Accordingly, the Company will report interim and annual financial statements in accordance with IFRS beginning with the quarter ended March 30, 2011. The Company's 2011 interim and annual financial statements will include comparative 2010 financial statements, adjusted to comply with IFRS.

IFRS Transition Plan

The Company has established a comprehensive IFRS transition plan and engaged third-party advisers to assist with the planning and implementation of its transition to IFRS. The following summarizes the Company's progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which accounting policies may be impacted by the transition to IFRS.	Complete.
Detailed evaluation of potential changes required to accounting policies, information systems and business processes, including the application of IFRS 1 First-time Adoption of International Financial Reporting Standards.	Complete.
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	In progress, completion expected during Q4 2010
Resolution of the accounting policy change implications on information technology, business processes and contractual arrangements.	In progress, completion expected during Q4 2010
Quantification of the financial statement impact of changes in accounting policies.	Throughout 2010
Management and employee education and training.	Throughout the transition process

Impact of Adopting IFRS on the Company’s Business

As part of its analysis of potential changes to significant accounting policies, the Company is assessing what changes may be required to its accounting systems and business processes. The Company believes that the changes identified to date are minimal and the systems and processes can accommodate the necessary changes.

To date, the Company has not identified any contractual arrangements that may be affected by potential changes to significant accounting policies.

The Company's staff and advisers involved in the preparation of the consolidated financial statements are being trained on the relevant aspects of IFRS and the anticipated changes to accounting policies.

Employees of the Company who will be affected by a change to business processes as a result of the conversion to IFRS will also be trained as necessary.

The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Company.

First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions that it expects apply in its preparation of an opening IFRS statement of financial position as at January 1, 2010, the Company’s “Transition date”:

  To apply IFRS 2 Share-based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the Transition date.
  To apply IFRS 3 Business Combinations prospectively from the Transition date, therefore not restating business combinations that took place prior to the Transition date.
  To apply the transition provisions of IFRIC 14 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the Transition date contain a lease based on the circumstances existing at that date.
  To apply IAS 23 Borrowing Costs prospectively from the Transition Date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Prior to reporting interim financial statements in accordance with IFRS for the quarter ending March 31, 2011, the Company may decide to apply other optional exemptions contained in IFRS 1.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.

The following provides a summary of the Company's evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas the Company has identified as having the most potential for a significant change. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS. At the present time, however, the Company is not aware of any significant expected changes prior to its adoption of IFRS that would affect the summary provided below.

1)	Exploration and Evaluation Expenditures

Subject to certain conditions, IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral properties. The Company expects to establish an accounting policy to expense, as incurred, all costs relating to exploration and evaluation until such time as it has been determined that a property has economically recoverable reserves.

The application of this policy on the adoption of IFRS will have a significant impact on the Company’s financial statements. On adoption of IFRS, the carrying value of the mineral resource properties will be reduced to zero (as at the Transition Date), with a corresponding adjustment to accumulated deficit. All subsequent exploration and evaluation costs will be expensed as incurred until such time as it has been determined that a property has economically recoverable reserves.

2)	Impairment of (Non-financial) Assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets will be changed to reflect these differences. However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

3)	Share-based Payments

In certain circumstances, IFRS requires a different measurement of stock-based compensation related to stock options than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to share-based payments that would result in a significant change to line items within its consolidated financial statements.

4)	Asset Retirement Obligations (Decommissioning Liabilities)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

5)	Property and Equipment

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to property and equipment that would result in a significant change to line items within its consolidated financial statements.

6)	Income Taxes

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes.

The Company does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its consolidated financial statements.

7)	Foreign Currency

IFRS requires that the functional currency of Company and its subsidiaries be determined separately, and the factors considered to determine functional currency are somewhat different than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to foreign currency that would result in a significant change to line items within its financial statements at the Transition Date.

Subsequent Disclosures

Further disclosures of the IFRS transition process are expected as follows:

  The Company’s MD&A for the 2010 interim periods and the year ended December 31, 2010, will include updates on the progress of the transition plan, and, to the extent known, further information regarding the impact of adopting IFRS on key line items in the annual consolidated financial statements.
  The Company's first financial statements prepared in accordance with IFRS will be the interim consolidated financial statements for the three months ending March 31, 2011, which will include notes disclosing transitional information and disclosure of new accounting policies under IFRS. The interim financial statements for the three months ending March 31, 2011, will also include 2010 consolidated financial statements for the comparative period, adjusted to comply with IFRS, and the Company’s transition date IFRS statement of financial position (at January 1, 2010).

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace Section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - "Consolidated and Separate Financial Statements".

The Company is currently assessing the impact of these new accounting standards

CAPITAL MANAGEMENT

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns for shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary, in order to support the acquisition, exploration and development of its projects. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital that it manages as its shareholders' equity. As at June 30, 2010, total shareholders' equity (managed capital) was $30,781,573 (December 31, 2009-$30,118,998).

The Company is currently looking to acquire properties. As such the Company may be dependent on external financing to fund its activities. In order to carry out the planned exploration programs and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within the current economic environment by:
(i) minimizing discretionary disbursements;
(ii) reducing or eliminating exploration expenditures which have limited strategic value; and
(iii) maintaining a liquidity cushion in order to address any potential disruptions or industry downturns.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major financial institutions.

There were no changes in the Company's approach to capital management during the three months ended June 30, 2010. The Company is not subject to externally imposed capital requirements.

FINANCIAL RISK FACTORS

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign currency risk and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, amounts receivable and loan receivable. Cash is held with reputable financial institutions. Financial instruments included in amounts receivable consist of goods and services tax due from the Federal Government of Canada and deposits held with service providers. Amounts receivable are in good standing as of June 30, 2010. Loan receivable consist of a loan to a consultant of the Company. The loan receivable is in good standing as at June 30, 2010. Management believes that the credit risk concentration with respect to financial instruments included in cash, amounts receivable and loan receivable is minimal.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2010, the Company had a cash balance of $22,384,752 (December 31, 2009 - $5,360,698) to settle current liabilities of $1,336,589 (December 31, 2009 - $139,116). All of the Company's accounts payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

(i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short term guaranteed investment certificates or treasury bills issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

(ii)	Foreign Currency Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using cash flow forecasting. The Company maintains Mexican Peso, US dollar and UK pound sterling bank accounts. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of uranium, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

FAIR VALUE

The Company has classified, for accounting purposes, its cash as held-for-trading, which are measured at fair value. Amounts receivable and loan receivable are classified for accounting purposes as loans and receivables, which are measured at amortized cost which is approximately equivalent to fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost which is also approximately equivalent to fair value. The carrying value of loan receivable approximates fair value as the interest rate is representative of the current market loans.

SENSITIVITY ANALYSIS

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a six month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

(i)                        The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash and accounts payable and accrued liabilities that are denominated in Mexican Pesos, United States dollars and UK Sterling. As at June 30, 2010, had the Mexican Peso, US dollar and UK Sterling varied by 5% against the Canadian dollar with all other variables held constant, the Company’s reported net income for the six months ended June 30, 2010 would have varied by approximately $885,300.

(ii)                        Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of uranium. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of uranium may be produced in the future, a profitable market will exist for them. As of June 30, 2010, the Company was not a producer of uranium. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

(iii)                      The Company's long term investment in Niger Uranium Limited, Kalahari Minerals Plc. and other public companies is sensitive to an estimated plus or minus 20% change in equity prices which would affect comprehensive income (loss) by approximately $1,826,800.

FINANCIAL INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, commodity risk and currency risk.

UNCERTAINTIES AND RISK FACTORS

The mining business is inherently risky in nature. Exploration activities rely on professional judgments and statistically based tests and calculations and often yield few rewarding results. Mineral properties are often non-productive for reasons that cannot be anticipated in advance and operations may be subject to risks including labour disputes, environmental hazards, safety issues, geological issues, weather conditions, and changing regulatory requirements as examples. The Company is subject to competitive risk as its ability to finance its activities and generate profitable operations or proceeds from disposal of assets are subject to the world price for the precious metals and the economic forces that influence capital markets. As a result the securities of the Company must be considered speculative. A prospective investor in the Company should carefully consider the following factors:

Liquidity Concerns and Future Financings

The Company may require significant capital and operating expenditures in connection with the development of any potential properties. There can be no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile markets may make it difficult or impossible for the Company to obtain equity financing or debt financing on favorable terms, if at all. Failure to obtain additional financing on a timely basis may cause the Company to postpone or slow down its development plans, forfeit rights in some or all of its properties or reduce or terminate some or all of its activities.

No Revenues from Mining Operations

To date, the Company has recorded no revenues from mining operations and the Company has not commenced commercial production or development on any property. The revenues to date relate to the disposition of acquired mining exploration properties for development and dividends received for shareholdings. There can be no assurance that significant losses will not occur in the near future or that the Company will be profitable in the future. If the Company acquires the rights for the exploration of a property, the Company’s operating expenses and capital expenditures will increase in relation to the engagement of consultants, personnel and equipment associated with advancing exploration, development and commercial production of such Company’s properties. The Company expects to continue to incur losses for the foreseeable future. The development of the Company’s properties will require the commitment of substantial resources to conduct time-consuming exploration. There can be no assurance that the Company will generate any revenues or achieve profitability.

Regulations and Mining Law

Mining operations and exploration activities are subject to extensive local and overseas’ laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of planning, designing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with or would postpone the development and operation of a mine or mines.

Share Price Fluctuations

The market price of securities of many companies, particularly exploration stage companies, experience wide fluctuations in price that are not necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company’s share price will not occur.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or result in substantial costs and liabilities in the future.

Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Governmental Regulation

Exploration, development and mining of the properties will be affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law; (iii) restrictions on production; price controls; and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are required in connection with the exploration activities proposed for the properties. To the extent such approvals are required and not obtained, the Company’s planned exploration, development and production activities may be delayed, curtailed, or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Company, including orders calling for the curtailment or termination of operations on the properties, or calling for corrective or remedial measures requiring considerable capital investment. Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Company’s operations and prospects.

Exploration and Development

Exploration for uranium and other minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. There can be no assurance that exploration efforts will result in the discovery of mineralization or that any mineralization discovered will result in the definition reserves. If reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that exploration programs will result in the definition of reserves or that reserves may be economically mined.

The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors, which are beyond the control of the Company.

All exploration and development evaluation expenditures incurred by the Company prior to establishing that a property has economically recoverable reserves are capitalized.

Operating Hazards and Risks

Mineral exploration and development involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work that the Company proposes to undertake will be subject to all the hazards and risks normally incidental to such activities, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Although the Company has secured liability insurance and property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

No Dividends

The Company has not paid any dividends on its outstanding common shares. Any decision to pay dividends on its shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

Dependence on Key Employees

The Company’s future growth and its ability to develop depend, to a significant extent, on its ability to attract and retain highly qualified personnel. The Company is highly dependent on the principal members of its senior management group and the loss of their services might impede the Company’s business strategy and growth.

Conflicts Of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or may have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

Competition

The mineral industry is intensely competitive in all its phases. NWT Uranium competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

August 27, 2010
On behalf of the Board of Directors
Toronto, Ontario